UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                ___________

                              SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3) (1)


                             PFS BANCORP, INC.
______________________________________________________________________________
                             (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
______________________________________________________________________________
                       (Title of Class of Securities)


                                69335R 10 1
______________________________________________________________________________
                              (CUSIP Number)


                            December 31, 2004
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [X] Rule 13d-1(b)


____________________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP NO.  69335R 10 1                 13G/A                 Page 2 of 6 Pages


______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PFS Bancorp, Inc. Employee Stock Ownership Plan Trust
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [ ]

                                                        (b)  [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana
______________________________________________________________________________
              5.  SOLE VOTING POWER

                  75,597
 NUMBER OF    ________________________________________________________________
  SHARES      6.  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         46,073
   EACH       ________________________________________________________________
 REPORTING    7.  SOLE DISPOSITIVE POWER
PERSON WITH
                  75,597
              ________________________________________________________________
              8.  SHARED DISPOSITIVE POWER

                  46,073
______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     121,670
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     EP
______________________________________________________________________________

CUSIP NO.  69335R 10 1                 13G/A                 Page 3 of 6 Pages




Item 1(a)  Name of Issuer:

           PFS Bancorp, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Second and Bridgeway Streets
           Aurora, Indiana 47001

Item 2(a)  Name of Person Filing:

           PFS Bancorp, Inc. Employee Stock Ownership Plan Trust

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           PFS Bancorp, Inc.
           Second and Bridgeway Streets
           Aurora, Indiana 47001

Item 2(c)  Citizenship:

           Indiana

Item 2(d)  Title of Class of Securities:

           Common Stock, par value $.01 per share

Item 2(e)  CUSIP Number:

           69335R 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO.  69335R 10 1                 13G/A                 Page 4 of 6 Pages




Item 4.  Ownership.

         (a)   Amount beneficially owned:

               121,670

         (b) Percent of class: 8.3% (based upon 1,473,728 shares issued and outstanding).

         (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote   75,597
                                                        -----------
         (ii)  Shared power to vote or to direct the vote   46,073
                                                          ---------
         (iii) Sole power to dispose or to direct the disposition of 75,597
                                                                     ------
         (iv)  Shared power to dispose or to direct the disposition of
               46,073
               ------

         The PFS Bancorp, Inc. Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the PFS Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP generally will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable since the reporting entity owns more than 5% of the class.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

CUSIP NO.  69335R 10 1                 13G/A                 Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO.  69335R 10 1                 13G/A                 Page 6 of 6 Pages





                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PFS BANCORP, INC.
                                     EMPLOYEE STOCK OWNERSHIP PLAN TRUST




February 7, 2005                      By:  /s/ Mel E. Green
                                           ----------------------------
                                           Mel E. Green, Trustee




February 7, 2005                      By:  /s/ Stuart M. Suggs
                                           ----------------------------
                                           Stuart M. Suggs, Trustee




February 7, 2005                      By:  /s/ Robert L. Laker
                                           ----------------------------
                                           Robert L. Laker, Trustee